CM

06006151

SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2006
WASH., D.C. 192 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cain Brothers & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue, 5th Floor
(No. and Street)

New York, (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Rhett Thurman (212) 869-5600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

PROCESSED
MAY 2 3 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rhett Thurman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cain Brothers & Company, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

ELLA C. WILLIAMS-HARRIOT
Notary Public, State of New York
Registration #01WI6044653
Qualified In Bronx County
My Commission Expires July 10, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

CAIN BROTHERS & COMPANY, LLC AND SUBSIDIARY

December 31, 2005

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
Cain Brothers & Company, LLC

We have audited the accompanying consolidated statement of financial condition of Cain Brothers & Company, LLC and Subsidiary (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Cain Brothers & Company, LLC and Subsidiary as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 15, 2006

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Cain Brothers & Company, LLC and Subsidiary

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash and cash equivalents	$ 8,393,979
Fees receivable - net of reserves of $235,329	5,343,499
Securities owned, at market value	114,912
Investments, at fair value	668,755
Due from clearing broker	360,168
Property and equipment - net of accumulated depreciation of $395,299	399,189
Prepaid expenses and other assets	435,816
	$15,716,318

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 2,495,028
Bonus and profit-sharing payable	6,629,613
Capital distribution payable	370,458
Total liabilities	9,495,099
Members' equity	
Common interest	2,221,219
Redeemable preferred unitholder	4,000,000
Total members' equity	6,221,219
	$15,716,318

The accompanying notes are an integral part of this statement.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2005

NOTE A - ORGANIZATION

Cain Brothers & Company, LLC (the "Company") was formed under the laws of the State of Delaware as a limited liability company on June 18, 1997, and began operations under the Amended and Restated Limited Liability Company Operating Agreement (the "Agreement") as of August 1, 1997. As of October 4, 2000, the Company is operating under the Second Amended and Restated Limited Liability Company Operating Agreement (the "New Agreement," as amended). The Company, as the successor of Cain Brothers & Company, Incorporated ("Cain"), filed an amendment to its Form BD and assumed the broker-dealer license of Cain.

The term of the Company will expire on December 31, 2048, unless certain events (as defined in the New Agreement) occur prior to this date to effect the termination of the Company.

The Company is an investment banking and financial advisory firm concentrating on the health care industry. The Company is a registered broker-dealer and is a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. Securities transactions are cleared on a fully disclosed basis through Pershing, LLC (the "Clearing Broker"). As the Company does not carry customer accounts, it is exempt from the SEC's Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

NOTE B - BACKGROUND

Cain formed the Company on June 18, 1997, and was the sole member of the Company as of this date. On August 1, 1997, Cain amended the limited liability company operating agreement to admit Banc One Capital Partners, LLP ("Banc One") as a member of the Company. On August 1, 1997, Cain contributed certain assets, at their carrying value, to the Company in exchange for the Company assuming certain liabilities of Cain, at their carrying value, and issuing 750 of the Company's common units. On October 4, 2000, Cain amended its limited liability agreement to effect the withdrawal of Banc One's membership and admit Able Health Ventures LLC ("Lehman"), a wholly-owned subsidiary of Lehman Brothers Holdings, Inc., as a member of the Company.

The members select representatives who comprise the Management Committee (the "Committee") which has been granted sole authority to make all operating decisions with respect to the Company except as otherwise reserved for Cain (as the Managing Member) which appoints a Managing Agent to fulfill its responsibilities under the New Agreement. The Committee is presently comprised of six representatives, of which Lehman selects two. Generally, decisions of the Committee require a majority vote, although for certain decisions a unanimous vote is required.

NOTE B (continued)

The Company allocates net income and net loss to the members as further described in the New Agreement.

Certain management employees are shareholders in Cain and are paid by the Company through compensation.

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

   Cash and cash equivalents include cash in bank accounts and deposits in money market accounts.

   Cash on deposit with banks as of December 31, 2005 exceeded insured limits.

2. *Fees Receivable*

   Fees receivable are comprised of billed invoices and work-in-process for engagements substantially complete but unbilled at December 31, 2005. Fees receivable associated with billed invoices are carried net of reserves, which are established primarily on an aging basis, as an allowance for doubtful accounts.

3. *Securities Transactions*

   Securities transactions are recorded on a trade-date basis.

   Securities owned are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

4. *Due From Clearing Broker*

   The amount due from clearing broker primarily represents receivables for funds held by the clearing broker which result from cash deposits and proceeds from realized securities transactions. It is the Company's policy to monitor the credit standing of the clearing broker with whom it conducts business.

NOTE C (continued)

5. *Property and Equipment*

The Company records property and equipment at cost. Depreciation is computed over the estimated useful lives of the assets on a straight-line basis.

6. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

7. *Income Taxes*

The Company is a limited liability company. The operations of the Company will be included in the taxable income of the members, and, accordingly, no provision for Federal income taxes is recorded in the financial statements. Included within the provision for income taxes are certain state and local taxes.

8. *Consolidation*

The financial statement includes the accounts of Cain Brothers RE LLC, its wholly-owned subsidiary. All intercompany balances have been eliminated in consolidation.

NOTE D - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000, or 6-2/3% of aggregate indebtedness, as defined, of $9,495,099. Net capital and aggregate indebtedness change from day to day, but at December 31, 2005, the Company had net capital of $4,213,736, which exceeded its requirement of $633,007 by $3,580,729.

NOTE E - INVESTMENTS, AT FAIR VALUE

At December 31, 2005, the Company has, in addition to certain marketable securities, the following investments: CB Health Ventures LLC and CB Health Ventures II LLC, collectively referred to as "Ventures," which are included in the accompanying consolidated statement of financial condition at fair value.

In determining fair value, the Company has given consideration to changes in financial condition of the investee, prospects of the investee and current status of the investee's marketability. The values as of any particular date are not indicative of amounts that may ultimately be realized as a result of future sales or other dispositions of investments held. Additionally, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed.

At December 31, 2005, the Company's investment in Ventures was valued at approximately $669,000. This is its fair value, as determined by management, based upon the underlying net asset value of the funds. Ventures makes investments concentrated in the health care industry. The Company has committed to contribute to Ventures approximately $1.2 million. As of December 31, 2005, the Company has made contributions totaling approximately $ 1.1million to Ventures. The Company will be required to make additional capital contributions on an "as needed" basis, up to the amount of its commitment.

A principal of the Company also serves in a management capacity of Ventures.

NOTE F - MEMBERS' EQUITY

Per the New Agreement, the Company has two members. Cain is the sole Common interest holder as of December 31, 2005 and also held a $362,500 Class B Preferred interest which was converted to a common interest in January 2005. Lehman is the sole Class A Preferred interest holder. Lehman is entitled to a Preferred Return on its unrecovered preferred Class A capital balance. Cain was similarly entitled to a Preferred Return on its Class B capital balance.

At any time after January 1, 2006, Cain has the right to cause the Company to redeem, on 30 days' notice, the interest of Lehman in the Company. At any time between January 1, 2007 and March 31, 2007, Cain has the additional right to cause the Company to redeem the interest of Lehman in the Company, such redemption to occur in three annual installments. At any time after January 1, 2012, upon 90 days' notice, Lehman has the right to cause the Company to redeem the interest of Lehman in

NOTE F (continued)

the Company. The redemption price of Lehman's interest will in all cases be equal to its capital contribution plus an amount equal to any accrued but unpaid Lehman Preferred Return (at the maximum Return Rate of 17% per annum) on Lehman's capital balance.

For purposes of allocating net income or net loss to the members, Lehman is allocated net income equal to the Lehman Preferred Return, as described above. The holders of Class B Preferred were next allocated net income equal to the Class B Preferred Return. Any remaining net income or net loss is allocated to the Managing Member (Cain). The Company is also required, as part of the New Agreement, to maintain minimum net worth of $4,000,000. As of December 31, 2005, the Company's net worth was $6,221,219.

For the year ended December 31, 2005, the Preferred Return for Lehman and Cain collectively totaled $640,964, of which $640,458 related to Lehman and $506 related to Cain. Included in this amount is $370,458 that remains payable to Lehman at year-end and is included on the accompanying consolidated statement of financial condition.

NOTE G - RELATED-PARTY TRANSACTIONS

At December 31, 2005, the Company had a receivable from Ventures totaling $52,305 relating to chargebacks for services provided between the Company and Ventures. Also, as of December 31, 2005, the Company had a $34,978 receivable from Health Enterprise Partners, a development-stage private equity fund of which a principal of the Company expects to serve in a management capacity. This latter receivable was collected on February 15, 2006.

NOTE H - LEASE COMMITMENTS

The Company is obligated under noncancelable operating leases through August 31, 2017, for office space requiring minimum annual rental payments as follows:

NOTE H (continued)

2006	$ 1,232,111
2007	1,175,813
2008	1,117,818
2009	1,076,102
2010	1,078,484
2011 - 2017	6,281,397
	$11,961,725

NOTE I - EMPLOYEE BENEFIT PLAN

The Company has a profit-sharing plan (the "Plan") with a deferred arrangement under Section 401(k) of the Internal Revenue Code. The defined contribution plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

All eligible employees of the Company may participate and all contributions are 100% vested immediately. The Company does not make any matching contributions; however, it may make a discretionary profit-sharing contribution to the Plan.

For the year ended December 31, 2005, the Company's profit-sharing contribution to the Plan totaled $1,211,698 and is included in "Bonus and profit-sharing payable" on the accompanying consolidated statement of financial condition.

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into underwriting and other securities transactions as principal and agent. The Company is exposed to off-balance-sheet risk of loss on unsettled securities transactions in the event counterparties are unable to fulfill contractual obligations. Pursuant to its agreement with its clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company.

The Company has established various procedures to manage credit exposure related to its transactions with off-balance-sheet risk, including credit approval and collateral requirements.

NOTE K - CONTINGENCIES

To management's knowledge, there are no legal contingencies as of December 31, 2005. However, the IRS has initiated a routine audit for the calendar year 2003; New York State has initiated a routine Sales and Use Tax audit for the period June 1, 1998 through May 31, 2005; and New York City has initiated an audit of the Company's Unincorporated Business Tax ("UBT") returns for the calendar years 2002 - 2004. The Company has established reserves, as of December 31, 2005, which in its opinion are sufficient to cover potential settlements resulting from these audits, the outcomes of which in the opinion of management will have no material adverse effect on the Company's financial position, results of operations and cash flows.

NOTE L - SUBSEQUENT EVENTS

On January 13, 2006, Cain made a common members' interest capital contribution of $557,869.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

CAIN BROTHERS & COMPANY, LLC AND SUBSIDIARY

December 31, 2005

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Cain Brothers & Company, LLC

In planning and performing our audit of the financial statements and supplementary information of Cain Brothers & Company, LLC and Subsidiary (the "Company") for the year ended December 31, 2005, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 15, 2006

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com